United States securities and exchange commission logo





                              October 9, 2020

       Mark Lawson
       President
       VeriTransfer, Inc.
       1859 Whitney Mesa Drive
       Henderson, NV, 89104

                                                        Re: VeriTransfer, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 15,
2020
                                                            File No. 024-11320

       Dear Mr. Lawson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary, page 1

   1. Please disclose whether your anticipated commercial launch of the application in the fourth quarter of 2020
is dependent on the proceeds from this best efforts offering. If so, clarify that you may
not have an operational application if the company is unable to raise sufficient funds.
 Mark Lawson
FirstName  LastNameMark Lawson
VeriTransfer, Inc.
Comapany
October    NameVeriTransfer, Inc.
        9, 2020
October
Page 2 9, 2020 Page 2
FirstName LastName
Risks related to the offering
Voting control is in the hands of a few large stockholders, page 8

2. Please quantify the percentage of voting power and the number of stockholders holding such voting power.
Market and Traction, page 13

3. We note your statement that you believe your total addressable market includes a $35 billion market comprised of $16 billion in the shooting and hunting market and a further
         $19 billion in the rugged outdoor recreation market. Please disclose the basis for your belief that this is your total addressable market when it appears that you intend to provide a platform to facilitate the sale of firearms rather than selling firearms.
Compensation of Directors and Executive Officers, page 21

4. Please file the business advisory and financial services engagement agreement with Mr.
         Proceviat as an exhibit to your offering circular. Refer to Item 17.6(c) of Part III of Form
         1-A.
5. Please disclose the compensation paid to Ralph Proceviat, the Chief Financial Officer, in
         2019. Also, disclose the management and consulting fees paid to the Mr. Lawson in this section. Refer to Item 11 of Part II of Form 1-A.
Exhibits

6. Please revise the consent of your independent auditor to refer to the correct audit report date of August 21, 2020.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Mark Lawson
VeriTransfer, Inc.
October 9, 2020
Page 3

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameMark Lawson
                                                         Division of
Corporation Finance
Comapany NameVeriTransfer, Inc.
                                                         Office of Technology
October 9, 2020 Page 3
cc:       Jeanne Campanelli
FirstName LastName